Sanofi-aventis presents its innovative blood

glucose monitoring devices to enhance

self-management of diabetes

- Patient-centric approach and new mobile health technology -

Paris, France – September 21, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today the upcoming launch of the blood glucose monitoring (BGM) devices BGStar® and iBGStarTM, developed by sanofi-aventis and its partner AgaMatrix. Due to their convenience, accuracy and ease-of-use, BGStar® and iBGStarTM will help the decision-making process for people with diabetes and their healthcare professionals, with the aim of improving patient self-management. iBGStarTM connects to the iPhone® or iPod touch®. This is an important step towards sanofi-aventis’ vision of becoming the leader in global diabetes care by integrating innovative monitoring technology, therapeutic innovations, personalized services and support solutions. BGStar® and iBGStar™ are planned to be made commercially available in the first markets in early 2011.

“Our patient-centric approach means we truly understand the challenges faced by people with diabetes,” explained Pierre Chancel, Senior Vice-President, Global Diabetes Division, sanofi-aventis, speaking at the 46th Annual European Association for the Study of Diabetes (EASD) Meeting in Stockholm, Sweden. “This generation of innovative blood glucose monitors is key to making diabetes care fit into the everyday lives of people with diabetes and potentially improving their confidence in managing their condition. It is an important step toward our goal of delivering seamless connectivity between diagnostics, treatment and monitoring.”

BGStar® and iBGStarTM have been designed by listening to the needs and desires of people with diabetes. Both products aim to integrate convenient, accurate and easy-to-use blood glucose management with decision-making support in everyday lives of people with diabetes. The ultra-compact iBGStarTM can be plugged into an iPhone® or iPod touch® and displays results on a full-color, touch screen. It can also be used separately for on-the-go testing. The specially-designed and simple iBGStarTM Diabetes Manager App will allow data to be easily managed and communicated to healthcare professionals.

Along with iBGStarTM, sanofi-aventis’ BGStar® is based on the patented Dynamic Electrochemistry® technology ensuring accurate and reliable blood glucose readings and both devices do not require coding. BGStar® has various feedback features including alerts, programmable reminder alarms and positive feedback to indicate what the results mean. A large, backlit display allows results to be quickly and easily viewed, managed and discussed. In addition, the iBGStarTM product range offers users access to a full service telephone hotline and other support services so people with diabetes can feel more confident to take charge of their lives.

“Blood glucose values recorded for immediate and future analysis, forming a complete record, are the basis of well-informed decision making,” stated Prof. Thomas Haak, chief physician at the diabetes clinic Bad Mergentheim Germany. “Specifically designed devices, which fit conveniently into a patient’s daily lifestyle, resulting in blood glucose self-monitoring at the recommended level, will improve diabetes management.”

New technologies help to manage current challenges in blood glucose monitoring

For people with diabetes, blood glucose monitoring is essential for maintaining tight blood glucose control and preventing numerous diabetes-related complications that can compromise overall health and quality of life. However, factors such as reliability, accuracy, discretion and ease-of-use of blood glucose monitors continue to be issues of concern for a significant proportion of people with diabetes.(1)

New technologies, such as BGStar® and iBGStarTM, will help enable better patient self-management, increase compliance and strengthen the partnership between patients and their healthcare professionals. In the field of blood glucose monitoring, sanofi-aventis, together with its partner AgaMatrix, has developed these innovative solutions with the aim of simplifying diabetes management for both patients and healthcare professionals.

Sanofi-aventis’ offer in diabetes management – including Lantus®, the number one prescribed insulin worldwide, the novel rapid-acting insulin analogue Apidra®, the award winning injection pens SoloSTAR® and ClikSTAR® for easy use of insulin, and the monitoring devices BGStar® and iBGStarTM – will form a unique, holistic model to overcome fragmentation in the delivery of diabetes care. With the addition of more personalized support and customer services in the future, the ultimate goal of providing these integrated solutions is to lead to better patient outcome.

(1) SoundViewMR; Blood Glucose Meter Benchmark Tracking Study (12/2009)

    -   Pending CE Mark and 510k review for iBGStarTM

    -   Pending CE Mark and 510k review for iBGStarTM Diabetes Manager App

    -   Pending CE Mark and 510k review for BGStar® Data Management Software

    -   iPhone® and iPod touch® are trademarks of Apple Inc., registered in the U.S. and other countries

    -   Dynamic Electrochemistry® is a trademark of Agamatrix Inc., registered in the U.S. and other countries

About the sanofi-aventis Diabetes Division

Sanofi-aventis strives to be a 360º partner delivering innovative and integrated solutions for people living with diabetes. The company currently has insulin products, including Lantus®, Apidra® (both also available as injection pens: Lantus® SoloSTAR® and Apidra® SoloSTAR®), plus Insuman®. Also available in some countries (outside the US) is ClikSTAR®, a reusable insulin injection pen for Lantus® or Apidra® for people with type 1 or type 2 diabetes. Following the formation of its Diabetes Division, sanofi-aventis has agreements with other companies for the development of blood glucose monitoring solutions and the potential first regenerative treatment for diabetes. Investigational compounds also in the pipeline include a once-daily injectable GLP-1 agonist as a monotherapy and in combination with Lantus® as well as long-acting insulin analogs.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2 / 3

Media Contacts:

Yanyan Chang

Global Diabetes Division

Tel +49 69 305 22283

Yanyan.chang@sanofi-aventis.com

Marisol Peron

Corporate Media Relations

Tel: +33 (0) 1 53 77 45 02; Mobile: +33 (0) 6 08 18 94 78

marisol.peron@sanofi-aventis.com

3 / 3